

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 29, 2020

Yacov Geva, Ph.D.
President and Chief Executive Officer
G Medical Innovations Holdings Ltd.
5 Oppenheimer St.
Rehovot 7670105, Israel

> **Re:** **G Medical Innovations Holdings Ltd.**
> **Registration Statement on Form F-1**
> **Exhibit No. 10.27**
> **Filed October 22, 2020**
> **File No. 333-249182**

Dear Dr. Geva:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: David Huberman, Esq.